UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number 001-31269

ALCON, INC.
(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
 41-41-785-8888
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

ITEM 1.                 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ITEM 3.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 4.                 PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 1.                      CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)

	March 31,	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$3,090.7	$2,449.4
Short term investments	397.6	563.9
Trade receivables, net	1,235.0	1,168.0
Inventories	579.7	573.8
Deferred income tax assets	143.7	221.2
Other current assets	268.3	243.1

Total current assets	5,715.0	5,219.4

Long term investments	22.3	24.2
Property, plant and equipment, net	1,118.5	1,137.6
Intangible assets, net	83.2	91.3
Goodwill	637.8	645.1
Long term deferred income tax assets	343.0	341.3
Other assets	95.5	92.2

Total assets	$8,015.3	$7,551.1

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$213.1	$198.5
Short term borrowings	1,131.9	1,059.5
Current maturities of long term debt	0.9	1.1
Other current liabilities	892.9	931.2

Total current liabilities	2,238.8	2,190.3

Long term debt, net of current maturities	55.5	60.6
Long term deferred income tax liabilities	20.4	22.2
Other long term liabilities	594.5	586.9
Contingencies
Shareholders' equity:
Common shares, par value CHF 0.20 per share, 321,297,600
shares authorized; 304,775,193 shares issued and
298,714,012 shares outstanding at March 31, 2009;
304,722,706 shares issued and 298,648,353 shares
outstanding at December 31, 2008	42.2	42.2
Additional paid-in capital	1,470.8	1,448.8
Accumulated other comprehensive income	20.0	80.0
Retained earnings	4,150.8	3,699.3
Treasury shares, at cost; 6,061,181 shares at March 31, 2009
and 6,074,353 shares at December 31, 2008	(577.7)	(579.2)

Total shareholders' equity	5,106.1	4,691.1

Total liabilities and shareholders' equity	$8,015.3	$7,551.1

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share data)

	Three months ended March 31,
	2009	2008

Sales	$1,493.3	$1,536.4
Cost of goods sold	354.7	398.3

Gross profit	1,138.6	1,138.1

Selling, general and administrative	472.1	484.2
Research and development	146.3	144.9
Amortization of intangibles	6.6	8.9

Operating income	513.6	500.1

Other income (expense):
Gain (loss) from foreign currency, net	(9.7)	5.9
Interest income	11.1	25.7
Interest expense	(5.3)	(17.4)
Other, net	3.9	(10.8)

Earnings before income taxes	513.6	503.5

Income taxes	61.6	74.1

Net earnings	$452.0	$429.4

Basic earnings per common share	$1.51	$1.44

Diluted earnings per common share	$1.51	$1.43

Basic weighted average common shares	298,581,689	297,722,933

Diluted weighted average common shares	300,015,135	301,131,014

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

	Three months ended March 31,
	2009	2008

Cash provided by (used in) operating activities:
Net earnings	$452.0	$429.4
Adjustments to reconcile net earnings to cash provided from
operating activities:
Depreciation	44.1	41.4
Amortization of intangibles	6.6	8.9
Share-based payments	23.1	35.0
Tax benefits (reversals) from share-based compensation	(2.0)	2.1
Deferred income taxes	75.8	(14.9)
Loss on sale of assets	36.2	0.6
Unrealized depreciation (appreciation) on trading securities	(40.1)	10.6
Other	3.2	0.9
Changes in operating assets and liabilities:
Trade receivables	(116.5)	(121.5)
Inventories	(42.7)	(8.4)
Other assets	(36.4)	25.2
Accounts payable and other current liabilities	(2.6)	(21.2)
Other long term liabilities	8.7	10.0

Net cash from operating activities	409.4	398.1

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(51.8)	(55.3)
Purchases of intangible assets	(0.8)	(5.2)
Purchases of investments	(246.1)	(32.0)
Proceeds from sales and maturities of investments	419.9	22.8
Other, net	(0.5)	1.1

Net cash from investing activities	120.7	(68.6)

Cash provided by (used in) financing activities:
Net proceeds from short term debt	113.5	3.6
Repayment of long term debt	(0.4)	(0.2)
Acquisition of treasury shares	(4.1)	(21.4)
Proceeds from exercise of stock options	4.8	37.6
Tax benefits from share-based payment arrangements	0.6	11.7

Net cash from financing activities	114.4	31.3

Effect of exchange rates on cash and cash equivalents	(3.2)	4.6

Net increase in cash and cash equivalents	641.3	365.4
Cash and cash equivalents, beginning of period	2,449.4	2,134.3

Cash and cash equivalents, end of period	$3,090.7	$2,499.7

Supplemental disclosure of cash flow information:
Cash paid during the period for the following:

Interest expense, net of amount capitalized	$5.0	$17.1

Income taxes	$61.9	$54.3

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(1)	Condensed Consolidated Financial Statements

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. ("Nestlé"), which owned 156,076,263 common shares of Alcon at March 31, 2009, as discussed in note 13.

The interim condensed consolidated financial statements of Alcon and its subsidiaries (collectively, the "Company") are unaudited.  Amounts presented at December 31, 2008 are based on the audited consolidated financial statements appearing in Alcon's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by accounting principles generally accepted in the United States of America ("U.S. GAAP") and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's annual report on Form 20-F.

In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented.  Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

(2)	Earnings Per Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period.  The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding.  Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the purchase of common shares and share-settled stock appreciation rights were exercised and if share-settled restricted share units and contingent restricted common shares granted to employees were vested.

The following table reconciles the weighted average shares of the basic and diluted share computations:

	Three months ended March 31,
	2009	2008

Basic weighted average common shares outstanding	298,581,689	297,722,933
Effect of dilutive securities:
Employee stock options	1,261,409	3,039,199
Share-settled stock appreciation rights	--	226,839
Share-settled restricted share units	45,349	20,576
Contingent restricted common shares	126,688	121,467

Diluted weighted average common shares outstanding	300,015,135	301,131,014

Certain executives of the Company had deferred the receipt of 141,954 and 161,097 Alcon common shares at March 31, 2009 and 2008, respectively, into the Alcon Executive Deferred Compensation Plan ("DCP").  Alcon common shares held in the DCP were reflected as outstanding in the condensed consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

The computations of diluted weighted average common shares outstanding for the periods ended March 31, 2009 and 2008 did not include the following instruments, as their exercise prices and unrecognized costs were greater than the average market price of the common shares:

	2009	2008

Stock options	728,392	133,937
Share-settled stock appreciation rights	5,514,471	1,048,764

The effect of their inclusion would have been anti-dilutive.

(3)	Cash Flows – Supplemental Disclosure

Access to Cash Equivalents

During 2008, Lehman Brothers International (Europe) London filed for administration in England.  At that time, the Company's cash and cash equivalents included $707.0 of short term securities held in a segregated custodial account of Lehman Brothers International (Europe) London pursuant to a Custody Agreement.  Nestlé invoiced the Company in December 2008 and, in 2009, the Company reimbursed Nestlé, for a total of $5.2 in fees paid by Nestlé to the Joint Administrators of Lehman Brothers International (Europe) London (in administration) related to the release of the short-term securities held in the custodial account.  This amount of fees is subject to adjustment depending on the final costs incurred to settle the administration of Lehman Brothers International (Europe) London.

(4)	Supplemental Balance Sheet Information

	March 31,	December 31,
	2009	2008
Inventories, at Lower of Cost or Market
Finished products	$340.8	$357.6
Work in process	51.7	40.6
Raw materials	187.2	175.6

Total	$579.7	$573.8

	March 31,	December 31,
	2009	2008
Property, Plant and Equipment, Net
Property, plant and equipment, at cost	$2,307.1	$2,317.8
Accumulated depreciation	(1,188.6)	(1,180.2)

Total	$1,118.5	$1,137.6

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

	March 31,	December 31,
	2009	2008
Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$129.5	$194.0
Unrealized gains (losses) on investments, net of income taxes	(8.5)	(10.2)
Unrecognized postretirement benefits (losses) and prior service costs,
net of tax benefits	(101.0)	(103.8)

Total	$20.0	$80.0

(5)	Fair Value of Financial Instruments

At March 31, 2009 and December 31, 2008, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt.  The estimated fair value of these financial instruments is provided below.  Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amounts approximate fair values at the respective balance sheet dates.  The fair values of long term debt were based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities.  The fair values of investments were determined as discussed below.

	March 31, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	Amounts	Value	Amounts	Value
Assets:
Short term trading and available-for-sale investments	$397.6	$397.6	$563.9	$563.9
Long term available-for-sale investments	22.3	22.3	24.2	24.2
Forward exchange contracts	2.0	2.0	10.3	10.3
Interest rate swaps	0.9	0.9	1.2	1.2

Liabilities:
Long term debt, excluding capital lease obligations	56.4	56.8	61.7	62.1
Forward exchange and option contracts	9.0	9.0	4.7	4.7

Financial instruments, such as equity and fixed income securities, other investments and derivatives, were presented at fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," as adopted by the Financial Accounting Standards Board ("FASB").  Fair value is defined as the price at which an asset could be exchanged or a liability could be transferred in an orderly transaction between knowledgeable and willing market participants within the principal or most advantageous market at the measurement date.  Where available, fair value is based on or derived from observable market prices or parameters.  Where observable prices or inputs are not available, pricing for similar financial assets or liabilities, dealer quotes or valuation models are applied.  These valuation techniques involve some level of management estimation and

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

Financial assets and liabilities recorded at fair value in the condensed consolidated balance sheets were categorized based upon the level of judgment associated with the inputs used to measure their fair value.  The SFAS No. 157 hierarchical levels, from lowest to highest based on the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of Company assets carried at Level 1 fair value are equities listed in active markets.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the assets or liabilities through correlation with market data at the measurement date and for the duration of each instrument's anticipated life.

The Company's assets generally included in this fair value category are various government agency securities, certain investment funds, mortgage backed securities, collateralized mortgage obligations, foreign exchange derivatives and interest rate derivatives.  Foreign exchange derivatives and interest rate derivatives are valued using corroborated, observable market data.  The Company's liabilities generally included in this fair value category consist of certain foreign exchange derivatives.

Level 3 – Inputs are unobservable inputs for the assets or liabilities.  These inputs reflect management’s best estimate of what market participants would use in pricing the assets or liabilities at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Generally, the Company's assets carried at fair value included in this category are various investment funds.  The Company had no liabilities carried at fair value in this category at March 31, 2009 and December 31, 2008.

The majority of the Company's corporate investments are held in funds professionally managed by investment advisors.  The net asset values are furnished in statements received from fund custodians who reflect valuations conducted according to their respective fund pricing policies and asset types.  The complete details of the fund holdings of several of the Company's professionally managed funds may be unavailable at times, limiting the Company’s ability to look through to the underlying assets at the date the financial statements are prepared.  Because of these constraints, the Company classifies these fund investments as Level 3.  For other fund investments for which fund holdings are available, the Company is able to assess the classification of some investment funds as Level 2 through due diligence, discussions with fund managers, and examination of significant inputs and material balances in each investment and the techniques employed to value the underlying securities within the respective funds.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

Fair Value by Category

Financial assets and financial liabilities measured at fair value on a recurring basis were categorized in the tables below based upon the lowest level of input that is significant to the fair value measurement.

	Fair Value as of March 31, 2009

	Level 1	Level 2	Level 3	Total
Financial Assets
Trading securities	$--	$139.6	$108.1	$247.7
Available-for-sale securities	20.5	151.7	--	172.2
Foreign exchange derivatives	--	2.0	--	2.0
Interest rate derivatives	--	0.9	--	0.9

Total	$20.5	$294.2	$108.1	$422.8

Financial Liabilities
Foreign exchange derivatives	$--	$9.0	$--	$9.0

Total	$--	$9.0	$--	$9.0

	Fair Value as of December 31 , 2008

	Level 1	Level 2	Level 3	Total
Financial Assets
Trading securities	$--	$172.1	$260.8	$432.9
Available-for-sale securities	22.2	133.0	--	155.2
Foreign exchange derivatives	--	10.3	--	10.3
Interest rate derivatives	--	1.2	--	1.2

Total	$22.2	$316.6	$260.8	$599.6

Financial Liabilities
Foreign exchange derivatives	$--	$4.7	$--	$4.7

Total	$--	$4.7	$--	$4.7

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

Level 3 Gains and Losses

At March 31, 2009, trading securities were the only type of financial assets included in Level 3.  The trading securities were professionally managed investment funds, which included a senior secured bank loans fund of $33.5 and hedge funds of $74.6.  The financial assets and liabilities included in Level 3 were approximately 26% of the total amounts measured at fair value on a recurring basis.  The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of correlation valuation techniques. The valuation was based on the net asset values as furnished by the funds' custodians.  If more than an insignificant proportion of a particular fund's assets were Level 3, the entire fund was classified as Level 3, even though many of such fund's individual holdings may meet the definition of Level 1 or Level 2.

Total gains or losses (realized and unrealized) for financial assets and liabilities classified as Level 3 that were included in earnings were a component of other, net, in the condensed consolidated statements of earnings.  For the three months ended March 31, 2009, there were net gains (realized and unrealized) of $1.8 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $154.5.  Realized and unrealized net gains during the period were approximately 0.7% of the beginning balance for Level 3 trading securities and did not negatively affect or materially impact operations, liquidity or capital resources.

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the three months ended March 31, 2009.

Fair Value Measurements Using
Significant Unobservable Inputs (Level 3)
Trading
Securities

Beginning balance	$260.8
Total gains or losses (realized/unrealized)
Included in earnings	1.8

Proceeds on sales	(154.5)

Ending balance	$108.1

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings for the three months ended March 31, 2009 were reported in other, net, as follows:

Total gains or losses included in earnings for the period	$1.8

Change in unrealized gains (losses) related to assets still held at reporting date	$0.8

At March 31, 2008, there were two types of financial assets and liabilities included in Level 3: trading securities and interest rate derivatives.  Total gains or losses (realized and unrealized) for financial assets and liabilities classified as Level 3 that were included in earnings were a component of other, net, in the condensed consolidated statements of earnings.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the three months ended March 31, 2008.

	Fair Value Measurements Using
	Significant Unobservable Inputs (Level 3)
	Trading	Interest Rate
	Securities	Derivatives	Total

Beginning balance	$485.5	$(2.5)	$483.0
Total gains or losses (realized/unrealized)
Included in earnings	(10.2)	--	(10.2)
Included in other comprehensive income	--	(0.1)	(0.1)

Proceeds on sales	(20.8)	--	(20.8)

Ending balance	$454.5	$(2.6)	$451.9

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings for the three months ended March 31, 2008 were reported in other, net, as follows:

Total gains or losses included in earnings for the period	$(10.2)

Change in unrealized gains (losses) related to assets still held at reporting date	$(10.0)

Valuation Techniques

In accordance with SFAS No. 157, valuation techniques used for financial assets and liabilities accounted for at fair value are generally categorized into three types:  market approach, income approach and cost approach.  The Company valued its Level 3 financial assets and liabilities at March 31, 2009 and 2008 primarily using the market approach and, to a lesser extent, the income approach.

Market Approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.  Valuation techniques consistent with the market approach include comparables.  A majority of the Company's balances measured at fair value on a recurring basis were valued using the market approach.  Most measurements were market quotes or obtained from other reliable market sources.  The Company did not use market indices for valuing material balances measured at fair value.

Income Approach.  Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present or discounted amount.  The measurement is based on the value indicated by current market expectations about those future amounts.  Examples of income approach valuation techniques include present value techniques, option-pricing models, and binomial or lattice models that incorporate present value techniques and option-pricing models.  The Company valued certain derivatives, in part or whole, using the income approach.

Cost Approach.  The cost approach is based on the amount that currently would be required to replace the service capacity of an asset.  The Company did not employ the cost approach for determining fair value of financial assets and liabilities.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

The valuation approaches described within SFAS No. 157 are consistent with generally accepted valuation methodologies.  While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation technique(s) may be used.  Professionally managed investment funds may use a combination of market, income and cost approaches.  The process of selecting which valuation method(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued and significant expertise and judgment is required.

Other-Than-Temporary Impairment of Available-for-Sale Investments

The Company reviews quarterly its available-for-sale investments to identify impaired equity and debt securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."  An individual security is impaired if the fair value of the investment is less than its amortized cost basis.  Impairment may be either temporary or other-than-temporary.

The Company normally reviews securities held in its portfolio that have been in a continuous loss position for twelve months or longer and securities whose fair value is significantly lower than its amortized cost basis.  Impairment is evaluated using a combination of quantitative and qualitative factors such as considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the Company's ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity.  If impairment is determined to be other-than-temporary, the investment is written down to fair value, and a loss is recognized immediately through earnings.

The Company determined that, at March 31, 2009, there were no unrealized losses on available-for-sale investments that were other-than-temporarily impaired.

Investment Income

Other, net included gains (losses) on investments as follows:

	Three months ended
	March 31,
	2009	2008

Realized losses on sale of investments	$(36.0)	$(0.6)
Unrealized gains (losses) on investments classified as trading securities	40.1	(10.6)

Net gains (losses) on investments	$4.1	$(11.2)

(6)	Derivative Instruments and Hedging Activities

     Effective January 1, 2009, the Company implemented SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities."  The Company is exposed to certain risks relating to its ongoing business operations.  The primary risks managed by using derivative instruments are foreign exchange risk and interest rate risk.  Forward contracts on various foreign currencies are entered into to manage the foreign exchange risk associated with intercompany and third party transactions that are denominated in currencies other than the U.S. dollar.  Interest rate swaps are entered into to manage interest rate risk associated with the Company’s fixed rate borrowings.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

      In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the Company designates both its foreign exchange forward contracts and interest rate swaps of fixed rate borrowings as fair value hedges.  For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in earnings.

      The Company believes that, at the balance sheet date, counterparty credit risk was not significant due to the credit quality of the counterparties to the derivatives, which were all large financial institutions in Japan, South Korea, Switzerland and the United Kingdom, and the short-term maturities of most derivatives. The credit exposure related to these financial instruments is represented by the fair value of contracts with a positive fair value at the reporting date.  To manage credit risks, the Company selects counterparties based on credit ratings and other financial metrics and monitors the market position of the program and its relative market position with each counterparty.

      As of March 31, 2009, the total notional amount of the foreign exchange forward contracts was $446.0 and the notional amount of the receive-fixed/pay-variable interest rate swaps was $50.8.

Fair Values of Derivative Instruments

	Asset Derivatives
	March 31, 2009
	Balance Sheet Location	Fair Value

Derivatives designated as hedging instruments under
Statement 133
Foreign exchange forward contracts	Other current assets	$2.0
Interest rate contracts	Other current assets	0.9

	Liability Derivatives
	March 31, 2009
	Balance Sheet Location	Fair Value

Derivatives designated as hedging instruments under
Statement 133
Foreign exchange forward contracts	Other current liabilities	$9.0

Effects of Derivative Instruments
Three months ended March 31, 2009

	Location of Gain	Amount of Gain
Derivatives in Statement 133	(Loss) Recognized in	(Loss) Recognized	Amount of Gain
Fair Value Hedging	Earnings on	in Earnings	(Loss) on the
Relationships	Derivatives	on Derivatives	Hedged Items

Foreign exchange forward	Gain (loss) from
contracts	foreign currency, net	$11.9	$(14.2)
Interest rate contracts	Gain (loss) from
	foreign currency, net	(0.3)	0.3

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(7)	Intangible Assets and Goodwill

	March 31, 2009		December 31, 2008
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Intangible Assets Subject to Amortization
Licensed technology	$327.5	$(286.0)	$328.0	$(283.4)
Other	153.8	(112.1)	157.7	(111.0)

Total	$481.3	$(398.1)	$485.7	$(394.4)

The changes in the carrying amount of goodwill for the three months ended March 31, 2009 were as follows:

	United States	International
	Segment	Segment	Total
Goodwill
Balance, December 31, 2008	$402.6	$242.5	$645.1
Impact of changes in foreign exchange rates	(3.8)	(3.5)	(7.3)

Balance, March 31, 2009	$398.8	$239.0	$637.8

(8)	Short Term Borrowings and Long Term Debt

	March 31,	December 31,
	2009	2008

Short Term Borrowings
Lines of credit	$303.4	$311.5
Commercial paper	701.2	622.3
From affiliates	93.6	96.9
Bank overdrafts	33.7	28.8

Total short term borrowings	$1,131.9	$1,059.5

At March 31, 2009, the Company had unsecured credit and commercial paper facilities totaling $2,628.0, including bank overdraft agreements, with third parties that were denominated in various currencies.  As of March 31, 2009, total borrowings from Nestlé and its subsidiaries were $93.6 under unsecured revolving credit facilities of $289.2.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

	March 31,	December 31,
	2009	2008

Long Term Debt
License obligations	$4.4	$4.6
Bank loan	51.7	56.6
Other	0.3	0.5

Total long term debt	56.4	61.7
Less current maturities of long term debt	0.9	1.1

Long term debt, net of current maturities	$55.5	$60.6

(9)	Income Taxes

The Company or one of its subsidiaries files income tax returns in Switzerland, the U.S. federal jurisdiction, and various state and other foreign jurisdictions.  With few exceptions, the Company is no longer subject to Swiss, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003.  In the first quarter of 2007, the Internal Revenue Service ("IRS") commenced an examination of the Company's U.S. income tax returns for 2003 through 2005 that is anticipated to be completed by the end of the second quarter of 2009.  The Company also currently is subject to income tax examinations by various state, local and other foreign tax authorities.  In addition, the Company is currently negotiating a bilateral advance pricing agreement ("APA") between Switzerland and the United States covering years through 2014 for all material intercompany transactions involving the Company and its subsidiaries in these two jurisdictions. The U.S. and Swiss Competent Authorities met during the third quarter of 2008 and the Company anticipates the mutual agreement letter to be signed by the end of the first half of 2009.  During the fourth quarter of 2007, the Company submitted a similar request for a bilateral APA between Japanese and Swiss tax authorities that would cover the tax years 2008 through 2012.  The Company expects that the Japanese-Swiss APA will be concluded in 2009 or 2010.

The Company believes that it takes reasonable positions on its tax returns filed throughout the world; however, tax laws are complex and susceptible to differing interpretations.  Tax authorities throughout the world routinely challenge positions taken by the Company, particularly in the case of transfer pricing issues.  The Company has identified its uncertain tax positions and prepared its reserve for contingent tax liabilities to reflect the associated unrecognized tax benefits (the "Tax Reserves") in accordance with FASB Interpretation ("FIN") No. 48 which, among other things, requires that the Company assume that it will be subject to examination in every jurisdiction in which it is subject to tax.  Management believes that the Tax Reserves are fairly stated but believes it is reasonably possible that the total amounts of unrecognized tax benefits related to transfer pricing, capitalization and other tax positions reflected in the Tax Reserves will significantly increase within 12 months of the reporting of this financial statement as the result of, among other things, (i) developments with respect to currently active audits or advance pricing agreements and/or (ii) the further development of tax laws through judicial or administrative actions.  Given the complexity of the issues involved and the uncertainty with respect to the actual date that any of the currently active audits or APA negotiations could reach final resolution or a new audit could commence, management cannot reasonably estimate a range of the possible increase in unrecognized tax benefits that could occur in the next 12 months.  However, the Company believes it is reasonably possible that approximately 75% of the Tax Reserves could be eliminated during the next 12 months as a result of actual payment of amounts included in the Tax Reserves and/or developments in various audits concerning multiple issues, including transfer pricing concerns.

The total amount of gross unrecognized tax benefits included in the Tax Reserves and the amount that would impact the effective tax rate, if recognized, did not change materially during the first three months of 2009.  The

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

Company's policy is to classify interest and penalties in income tax expense.  The gross amount of interest and penalties accrued as part of Tax Reserves did not change materially during the first three months of 2009.  At March 31, 2009, the condensed consolidated balance sheet included $7.4 in other current liabilities and $26.1 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.

(10)	Business Segments

The Company conducts its global business through two business segments:  Alcon United States and Alcon International.  Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico.  Alcon United States operating income is derived from operating profits within the United States.  Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins).  Business segment operations generally do not include research and development, certain manufacturing and other corporate functions.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment.  Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

					Depreciation and
	Sales		Operating Income		Amortization
Three months ended March 31,	2009	2008	2009	2008	2009	2008
United States	$657.9	$672.0	$352.8	$366.5	$11.8	$12.8
International	835.4	864.4	379.0	348.3	20.3	20.5

Segments total	1,493.3	1,536.4	731.8	714.8	32.1	33.3
Manufacturing operations	--	--	(17.8)	(13.8)	11.6	11.1
Research and development	--	--	(118.5)	(114.7)	4.1	3.9
General corporate	--	--	(58.8)	(52.2)	2.9	2.0
Share-based compensation	--	--	(23.1)	(34.0)	--	--

Total	$1,493.3	$1,536.4	$513.6	$500.1	$50.7	$50.3

On February 11, 2009, the Company announced that it has initiated programs to align its operations with the evolving economic conditions and market environment.  These programs included a staffing reduction of approximately 260 employee positions that resulted in a pre-tax charge of $18.0 for the three months ended March 31, 2009, which was included in general corporate expenses.

Certain 2008 expenses were reclassified to align with the 2009 reporting structure, the most significant of which was to move the operating expenses of the Swiss service center from the general corporate function to the International business segment.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(11)	Share-Based Compensation Plans

On February 10, 2009, pursuant to the 2002 Alcon Incentive Plan, the Company's board of directors approved the grant, effective February 17, 2009, to certain employees of share-settled stock appreciation rights ("SSARs") and stock options for approximately 2.1 million Alcon common shares.  The exercise price of a SSAR or an option was set at the closing market price of one Alcon common share, as reported by the New York Stock Exchange on the date of the grant, February 17, 2009, which was $87.09.  The SSARs and stock options are scheduled to become exercisable in 2012 and expire in 2019.  The board also approved the grant, effective February 17, 2009, to certain employees of approximately 420,000 share-settled restricted share units ("RSUs").  The RSUs vest at the end of a three-year period, with forfeitures if the recipient is not fully vested at retirement before age 62.  The Company's board of directors also approved the grant, effective February 17, 2009, of approximately 47,000 performance share units to the senior executive officers and other selected executives.  The performance share units are designed to award additional compensation in the form of Alcon shares if earnings per share targets during a three-year period are met.  The final award may be adjusted by a total shareholder return multiplier.  The performance share units vest at the end of a three-year period, with forfeitures if the recipient is not fully vested before age 62.

The weighted average grant-date "fair value" of SSARs and stock options granted during the period ended March 31, 2009 was $18.83 per instrument.  The "fair value" of each SSAR and stock option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Three months ended
March 31, 2009

Expected volatility	31.5%
Risk-free interest rate	1.65%
Expected dividend yield	3.0%
Expected term	5 years

The Company based its estimates of expected volatility on daily historical trading data of its common shares from March 2002 through the grant dates and, due to its short history as a public company, other factors, such as the volatility of the common share prices of other pharmaceutical and surgical companies.

The risk-free interest rate assumptions were based on implied yields, at the grant dates, of U.S. Treasury zero-coupon bonds having a remaining term equal to the expected term of the employee share awards.

The expected dividend yield was estimated generally based upon the Company’s historic dividend yield since 2003, projected dividend increases and other relevant information.

The Company estimated the expected term consistent with historical exercise and cancellation activity of its previous share-based grants with a ten-year contractual term, as well as that of other pharmaceutical and surgical companies.

Restricted share units are recognized over the required service period at the closing market price for Alcon common shares on the date of grant.

The weighted average grant-date "fair value" of performance share units granted during the period ended March 31, 2009 was $86.39 per instrument.  The "fair value" of each performance share unit was estimated as of the date of grant using a Monte Carlo valuation model with the following weighted average assumptions:

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

Three months ended
March 31, 2009

Expected volatility	31.5%
Risk-free interest rate	1.22%
Expected dividend yield	3.0%
Expected term	3 years

Forfeitures were estimated based on historical experience.

If factors change and the Company employs different assumptions in the application of SFAS No. 123(R), "Share-Based Payment," in future periods, the compensation expense that the Company records under SFAS No. 123(R) may differ significantly from what the Company has recorded in the current period.

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the related share-based awards, with the acceleration of expense for individuals meeting the requirements to retire as described above.

The effects of share-based equity awards on operating income and net earnings were as follows:

	Three months ended March 31,
	2009	2008

Total share-based equity award costs applicable for period	$23.6	$36.8
Costs capitalized in inventory	(0.5)	(1.8)

Costs recognized in operating income	23.1	35.0
Less tax benefit recognized in net earnings	7.6	11.6

Reduction to net earnings	$15.5	$23.4

The effect of share-based liability awards on operating income for the three months ended March 31, 2008 was an increase of $1.0, respectively.  There was no significant effect in 2009.

The Company intends to satisfy all equity awards granted prior to December 31, 2003 and after December 31, 2007 with the issuance of new shares from conditional capital authorized for the 2002 Alcon Incentive Plan.  At March 31, 2009, the Company had reserved approximately 13.3 million Alcon common shares for issuance pursuant to the 2002 Alcon Incentive Plan.

The Company's board of directors has authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the share-based awards requirements granted under the 2002 Alcon Incentive Plan.  At March 31, 2009, outstanding authorizations by the Company's board of directors would have permitted the purchase of approximately 1.8 million Alcon common shares.  The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003 and prior to January 1, 2008.  Additional treasury shares were purchased during 2008 in anticipation of presenting the shares to the shareholders for approval of cancellation (note 13).

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(12)	Pension and Postretirement Benefits

Components of net periodic benefit costs:

	Pension Benefits		Postretirement Benefits
Three months ended March 31,	2009	2008	2009	2008
Service cost	$5.0	$6.1	$3.2	$3.3
Interest cost	6.4	5.9	4.0	3.7
Expected return on assets	(0.5)	(0.5)	(2.4)	(2.7)
Prior service cost	(0.2)	(0.2)	0.1	0.1
Net losses (gains)	1.7	1.5	1.0	0.3

Net periodic benefit cost	$12.4	$12.8	$5.9	$4.7

The Company adopted the measurement date provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," effective January 1, 2008.  The Company elected to utilize the alternate transition method to transition the measurement date for its defined benefit pension plan in Japan from September 30 to December 31.  Under this transition method, the Company charged 3/15ths of the estimated pension cost from October 1, 2007 to December 31, 2008 (or $0.8, net of taxes) to retained earnings as of January 1, 2008.

The Company maintains an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company.  At  March 31, 2009, the accompanying condensed consolidated balance sheet included net assets of the trust (cash and cash equivalents of $34.8, short term investments of $220.2 and long term investments of $18.9) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

(13)	Shareholders' Equity

(a)	Share Cancellation

On May 5, 2009, Alcon's shareholders will vote at their annual general meeting on a proposal to approve the cancellation of 1,043,400 Alcon common shares, which the Company purchased during 2008.  After the fulfillment of certain formal Swiss law requirements, the cancellation, if approved, would become effective in July or August 2009.

(b)	Shareholder Agreement

On April 6, 2008, Nestlé and Novartis AG ("Novartis") executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share.  This sale was consummated on July 7, 2008, and Novartis now owns a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remains Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

The Purchase and Option Agreement between Nestlé and Novartis also contains put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé.  The option rights commence on January 1, 2010 and expire on July 31, 2011.  As outlined by the two parties, these rights grant (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining Alcon shares to Novartis at the lower of Novartis's call price of $181 per share or a 20.5% premium above the then-market price of Alcon shares, which will be calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

The consummation of a purchase and sale transaction under the Purchase and Option Agreement is subject to regulatory approvals.  The consummation would trigger certain change of control provisions in the Company's share-based awards plan (including the vesting of certain outstanding share-based awards), certain retirement plans for Company employees and other agreements.

(14)	Commitments and Contingencies

Alcon has joined with its commercial partners in filing six patent infringement actions against four different generic drug companies.  All of these generic drug companies are seeking U.S. Food and Drug Administration ("FDA") approval to market generic versions of Alcon products, under what is known as an Abbreviated New Drug Application ("ANDA").

The first infringement action was filed after Alcon received notice that Teva Pharmaceuticals USA, Inc. had filed an ANDA seeking approval to sell a generic version of Alcon's Vigamox® antibiotic ophthalmic solution.  Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer HealthCare AG.  As part of its ANDA, Teva challenged three patents covering Alcon's innovator product Vigamox®.  Two of the patents are owned by Alcon's licensor, Bayer HealthCare AG, and the third, which expires in 2020, is owned by Alcon.  The two Bayer HealthCare patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer HealthCare's systemic moxifloxacin product, Avelox®.  Suit was filed by Alcon and Bayer HealthCare as co-plaintiffs against Teva relative to the Vigamox® ANDA on April 5, 2006 in the U.S. District Court in Delaware.  Bayer HealthCare subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged.  Trial was scheduled to begin February 26, 2008, but the dispute between Bayer HealthCare and Teva relative to the two Bayer HealthCare patents was resolved by settlement on the eve of trial.  Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer HealthCare patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents.  Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014.  Alcon remains the exclusive ophthalmic licensee under the Bayer HealthCare patents.  The trial relative to the Alcon patent began on February 28, 2008 and concluded on March 6, 2008.  Judgment is not expected until the first half of 2009.  Should Teva succeed in overcoming the Alcon patent and secure FDA approval, it would be entitled to sell a generic moxifloxacin product that would compete with Alcon's Vigamox® product in the United States on September 4, 2014, well before the 2020 expiration of the Alcon patent.  Such competition would be expected to impact significantly the Company's sales and profits.

The second patent infringement action was filed after Alcon received notice that Apotex, a Canadian-based generic drug company, had filed an ANDA challenging one of the patents covering Alcon's Patanol® anti-allergy eye product.  Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent that has not been challenged in this case and expires on December 18, 2010.  The patent that Apotex has challenged, which is co-owned by Alcon and Kyowa, will expire in 2015.  Alcon and Kyowa, as co-plaintiffs, filed suit against Apotex Inc. and Apotex Corp. on November 15, 2006 in the U.S. District Court in Indianapolis, Indiana.  As a result of the lawsuit filing, the FDA must delay any approval of the Apotex ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial is currently rescheduled for July 27, 2009.  Should Apotex succeed in overcoming the challenged patent and secure FDA approval, it would not be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States until December 18, 2010.  Such competition would be expected to impact significantly the Company's sales and profits.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

The third patent infringement action was filed after Alcon received notice on October 1, 2007 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon's Patanol® product.  Unlike the Apotex ANDA described above, which is challenging only the patent jointly owned by Kyowa and Alcon, the Barr ANDA is also challenging Kyowa's composition patent on olopatadine, the active agent in Patanol®.   Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex case is pending) on October 23, 2007.  As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  The 30-month period after which the FDA could approve Barr’s generic product will expire at the end of March 2010, nine months before the Kyowa composition patent expires.  Trial is currently scheduled for late April 2010.  Should Barr succeed in overcoming both of the challenged patents and secure FDA approval, it and Apotex may be entitled to begin selling a generic olopatadine product that would compete with Alcon's Patanol® product in the United States prior to December 18, 2010.  Such competition would be expected to impact significantly the Company's sales and profits.

The fourth patent infringement action was filed after Alcon received notice in late November 2008 that Barr Laboratories, Inc. had filed an ANDA challenging the patents underlying Alcon’s Pataday™ once daily olopatadine product.  The Barr ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Of the two Alcon patents, the latest expiry date is November 2023.  Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010.   Alcon and Kyowa filed suit in the Federal District Court in Indianapolis (where the Apotex and Barr Patanol® product cases are pending) on January 8, 2009.  As a result of the lawsuit filing, the FDA must delay any approval of the Barr ANDA for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  The 30-month period after which the FDA could approve Barr’s generic product should expire in May 2011.  Trial has not yet been scheduled in this case.  If Barr succeeds in overcoming all of the challenged patents and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Pataday™ product in the United States on December 18, 2010.  Such competition would be expected to impact significantly the Company's sales and profits.

The fifth and sixth ANDA patent suits were filed February 2, 2009 in the U.S. District Court in Indianapolis against Apotex and Sandoz respectively.

Alcon received notice January 12, 2009, that Apotex has followed Barr in filing an ANDA challenging the patents underlying Alcon’s Pataday™ once daily olopatadine product.  Like Barr's ANDA, the Apotex ANDA is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the Pataday™ formulation.  Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010.  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Apotex ANDA until June 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  Trial has not yet been scheduled in this case.  If Apotex succeeds in overcoming both of the challenged patents and secures FDA approval, and after the expiration of Barr's potential 180-day "first filer" exclusivity period, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Pataday™ product in the United States in April 2011.  Such competition would be expected to impact the Company's sales and profits.

Alcon received notice on January 15, 2009 that Sandoz Inc. (an affiliate of Novartis) has filed an ANDA challenging one of the patents underlying Alcon’s Patanol® product.  Similar to the Apotex ANDA on Patanol®, the Sandoz ANDA is challenging only the patent jointly owned by Kyowa and Alcon, but not the Kyowa-owned patent on olopatadine, which expires December 2010.  Because the suit was filed within the statutory 45-day period, the FDA must delay any approval of the Sandoz ANDA until June 2011 unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  However, as a third ANDA filer (behind both Apotex and Barr), Sandoz would not be entitled to receive FDA approval until the expiration or forfeiture of a 180-day exclusivity period that would be granted to Apotex (the first filer) if it were successful in its patent challenge.  Trial has not yet been scheduled in this case.  Subject to the possibility of the 180-day exclusivity period that could

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

accrue to Apotex, if Sandox succeeds in overcoming the challenged patent and secures FDA approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Patanol® product in the United States in April 2011.  Such competition would be expected to impact the Company's sales and profits.

By letter dated March 17, 2009, Alcon received notice that Barr Laboratories, Inc. has filed a Paragraph IV certification with its ANDA for a generic version of Alcon's TRAVATAN® product containing 0.004% travoprost.  Barr is challenging the following patents listed in the Orange Book for TRAVATAN®: U.S. Patent Nos. 5,510,383; 5,631,287; 5,849,792; 5,889,052; and 6,011,062.  With the exception of the '383 patent, which expires in 2013, all of the patents will expire in December 2014.  Conservatively calculated, Alcon's 45-day period to file suit and secure the statutory 30-month stay on FDA approval of the generic product would be May 1, 2009.  If an action is filed within the 45-day period, the FDA must delay any approval of the Barr ANDA until September 2011, unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval.  As suit has not yet been filed, trial has not yet been scheduled in this case.  Should Barr succeed in overcoming all of the challenged patents and secure FDA approval, it would be entitled to begin selling a generic travoprost product that would compete with Alcon’s TRAVATAN® product in the United States.  Such competition would be expected to impact the Company's sales and profits.

By letter dated April 9, 2009, Sandoz Canada Inc. (an affiliate of Novartis) notified Alcon Canada that Sandoz has filed an Abbreviated New Drug Submission (ANDS) seeking approval from the Canadian Minister of Health to market a generic version of Alcon's Patanol® product.  The Sandoz ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the Patanol® product.  The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May, 2016.  Alcon is currently reviewing the Sandoz notice letter and consulting with outside counsel.  If Alcon commences a patent infringement action, regulatory approval from the Minister of Health will be automatically delayed for 24 months unless the litigation is earlier resolved or the court modifies the 24-month stay on such approval.  In the event of litigation, should Sandoz succeed in overcoming the challenged patent and secure Ministry of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon’s Patanol® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.  Such competition would be expected to impact the Company's sales and profits.

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the U.S. District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc.  Synergetics asserts that it has suffered losses resulting from alleged unlawful/unfair practices and seeks a recovery that it claims could exceed $100.  Synergetics alleges that Alcon has used monopoly power in the market for vitreoretinal surgical equipment to control purchasing decisions in favor of its surgical illumination sources and associated accessories, and that Alcon has done this to the detriment of sales of Synergetics's products, particularly its line of light sources, light pipes and other accessories.  Synergetics also asserts that Alcon engaged in allegedly anti-competitive behaviors.  While there can be no assurance that an adverse outcome in the case cannot occur, the Company believes that the Synergetics claims are without merit.  On June 23, 2008, the Company filed its answer and counterclaim in the District Court.  Synergetics subsequently amended its original Complaint, and on October 14, 2008, the Company filed its Motion to Dismiss Synergetics's First Amended Complaint.  On February 23, 2009, the Court granted the Company's Motion to Dismiss based on Synergetics's failure to properly plead its claims.  On March 6, 2009, Synergetics filed a Second Amended Complaint.  The Company has filed another Motion to Dismiss directed to the Second Amended Complaint.  That motion is pending.  The Company intends to vigorously defend itself in the case and is seeking in its counterclaim to enjoin Synergetics from using Alcon trade secrets that are believed to have been misappropriated by Synergetics.  Synergetics has filed a Motion for Summary Judgment with respect to the counterclaim and the Company is preparing an appropriate opposition to the motion.  A trial date in 2010 is expected, but has not yet been scheduled by the Court.

A subsidiary of the Company, Alcon Research, Ltd., filed a Complaint on October 9, 2008 against Synergetics USA, Inc. for patent infringement of U.S. Patent No. 5,603,710, entitled, "Laser Delivery System with Soft Tip."

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

The suit was filed in the U.S. District Court for the Northern District of Texas in Fort Worth.  The Complaint asserts that Synergetics has knowingly and willfully infringed the Company's patent, which is directed to ophthalmic laser delivery systems having a probe with a soft tip.  In addition to seeking actual and exemplary monetary damages relating to the willful patent infringement and injunctive relief to prevent Synergetics from continuing its infringement of the patent, the Company is requesting that the District Court award the Company its attorneys' fees and costs.  Synergetics has answered the Complaint and counterclaimed for a declaratory judgment of non-infringement and patent invalidity.  No trial date has been set.  An adverse ruling by the Court, while possible, would not be expected to impact significantly the Company's sales and profits.

On February 25, 2009, the Company, together with subsidiaries Alcon Laboratories, Inc. and Alcon Research, Ltd., filed a second suit against Synergetics in the U.S. District Court in Fort Worth.  This case alleges infringement of Alcon's U.S. Patent 5,318,560 directed to aspirating laser probes, as well as trademark infringement and unfair competition relating to Synergetics's unauthorized use of Alcon's marks (ALCON®, Accurus®, and Grieshaber®) on its website.  On March 20, 2009, these claims were added to an amended complaint in the '710 patent suit described immediately above, effectively merging the two suits.  An adverse ruling by the Court, while possible, would not be expected to impact significantly the Company's sales and profits.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas.  Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by "instrumentalities" sold by the Company, but fails to name any specific ALCON® products.  The patent, which expires at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc.  Alcon filed its Answer January 12, 2009.  The Answer includes a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed.  No trial date has been set.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Manufacturing, Ltd., in the U.S. District Court for the Eastern District of Texas in Sherman, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842).  The complaint claims that the Company's Azopt® product and, potentially, other products infringe the two patents.  The Company has not yet received formal service of process, and consequently, its answer date is not set.  Although it is still assessing the allegations in the Elan complaint, the Company believes that it has strong defenses and intends to defend itself vigorously if the suit is not dismissed.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement.  The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations.  Litigation contingencies are subject to change based on settlements and court decisions.

The Company may be subject to future litigation and infringement claims, which could cause the Company to incur significant expenses or prevent the Company from selling its products.  The Company operates in an industry susceptible to significant product liability claims.  Product liability claims may be asserted against the Company in the future arising out of events not known to the Company at the present time.

ITEM 2.                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (UNAUDITED)

Three months ended March 31, 2009 compared to three months ended March 31, 2008

The following discussion compares operations for the three months ended March 31, 2009 to operations for the three months ended March 31, 2008.

Sales

The Company's global sales decreased 2.8% to $1,493.3 million for the three months ended March 31, 2009 from the same period in 2008.  The effect of unfavorable exchange rates decreased global sales 7.6%.  Excluding the effect of foreign exchange fluctuations, global sales would have grown 4.8%, primarily reflecting volume growth during the three months ended March 31, 2009.

	Three Months Ended			Foreign	Change in
	March 31,			Currency	Constant
	2009	2008	Change	Change	Currency (a)
	(in millions)
Geographic Sales

Alcon United States:
Pharmaceutical	$306.7	$318.3	(3.6)%	--%	(3.6)%
Surgical	258.4	254.0	1.7	--	1.7
Consumer Eye Care	92.8	99.7	(6.9)	--	(6.9)

Total United States Sales	657.9	672.0	(2.1)	--	(2.1)

Alcon International:
Pharmaceutical	319.4	310.1	3.0	(13.0)	16.0
Surgical	415.3	443.9	(6.4)	(13.6)	7.2
Consumer Eye Care	100.7	110.4	(8.8)	(15.2)	6.4

Total International Sales	835.4	864.4	(3.4)	(13.6)	10.2

Total Global Sales	$1,493.3	$1,536.4	(2.8)	(7.6)	4.8

(a)
Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2009 reported amounts, calculated using 2008 monthly average exchange rates, to the actual 2008 reported amounts.  Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth.  Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations.  Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices.  Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales decreased 2.1% to $657.9 million for the three months ended March 31, 2009, from $672.0 million for the comparable period in 2008.  The decrease was mostly due to generic competition to TobraDex® suspension, lower market prescription volumes, lower cataract equipment sales and changes in retailer purchasing patterns in the consumer business.  These factors were partially offset by market share gains in several product categories, new product introductions and sales of the generic tobramycin/dexamethasone combination suspension.

Alcon International sales decreased 3.4% to $835.4 million in the three months ended March 31, 2009, from $864.4 million in the same period of 2008.  The effect of unfavorable exchange rates decreased Alcon International sales 13.6%.  Excluding the effect of foreign exchange fluctuations, Alcon International sales would have grown 10.2%, primarily reflecting volume growth during the period.  International sales grew on a constant currency basis across all product lines.  Pharmaceutical sales growth in Asia and the organic sales growth in emerging markets were the main contributors to this performance.

	Three Months Ended			Foreign	Change in
	March 31,			Currency	Constant
	2009	2008	Change	Change	Currency (a)
	(in millions)
Global Product Sales

Infection/inflammation	$201.9	$228.1	(11.5)%	(6.2)%	(5.3)%
Glaucoma	233.1	210.7	10.6	(9.2)	19.8
Allergy	142.9	131.0	9.1	(0.1)	9.2
Otic/nasal	76.2	66.7	14.2	(3.2)	17.4
Other pharmaceuticals/rebates	(28.0)	(8.1)	N/M	N/M	N/M

Total Pharmaceutical	626.1	628.4	(0.4)	(6.4)	6.0

Intraocular lenses	248.3	260.9	(4.8)	(9.2)	4.4
Cataract/vitreoretinal	400.2	405.7	(1.4)	(8.4)	7.0
Refractive	25.2	31.3	(19.5)	(7.0)	(12.5)

Total Surgical	673.7	697.9	(3.5)	(8.7)	5.2

Contact lens disinfectants	106.2	114.4	(7.2)	(5.1)	(2.1)
Artificial tears	65.0	65.8	(1.2)	(13.1)	11.9
Other	22.3	29.9	(25.4)	(8.0)	(17.4)

Total Consumer Eye Care	193.5	210.1	(7.9)	(8.0)	0.1

Total Global Sales	$1,493.3	$1,536.4	(2.8)	(7.6)	4.8

N/M - Not Meaningful
(a)	See (a) on previous table.
Note:  Certain 2008 sales details have been reclassified to conform to current period presentation.

Pharmaceutical

Global sales of our pharmaceutical products decreased 0.4% during the three months ended March 31, 2009.  The effect of unfavorable exchange rates decreased global sales of our pharmaceutical products 6.4%.  Excluding the effect of foreign exchange fluctuations, our sales of pharmaceutical products would have grown 6.0%.  Sales of key products in most major therapeutic categories reflected volume gains and share growth.

Our line of glaucoma products includes TRAVATAN® ophthalmic solution, TRAVATAN Z® ophthalmic solution and DuoTrav™ ophthalmic solution.  TRAVATAN Z® enables doctors to help glaucoma patients with a benzalkonium chloride ("BAC") free prostaglandin.  DuoTrav™ is a combination of the prostaglandin analogue travoprost in TRAVATAN® with the beta blocker timolol and is marketed in several European Union countries, Canada and Australia.  Combined sales of our family of TRAVATAN® products grew 19.1% for the three months ended March 31, 2009, reflecting growth in the United States and the International business segments.

TRAVATAN® growth in the United States was favorably impacted by a decline in inventory at wholesalers during the same time period in 2008.

During the three months ended March 31, 2009, Azopt® ophthalmic suspension, the Company's topical carbonic anhydrase inhibitor, posted a 4.5% sales increase.

Sales of Vigamox® ophthalmic solution, our leading anti-infective fluoroquinolone drug, decreased 11.5% compared to 2008, primarily due to a contracting U.S. anti-infective prescription market, which was partially offset by International Vigamox® sales growth of 9.7% (19.6% excluding the 9.9% negative effect of foreign exchange fluctuations).  (Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer HealthCare AG.)  NEVANAC® ophthalmic suspension is our non-steroidal anti-inflammatory drug ("NSAID") for the treatment of pain and inflammation associated with cataract surgery.  Sales of NEVANAC® grew 4.5% in the three months ended March 31, 2009 over the same period of the prior year, from growth outside the United States.

Pursuant to a prior legal settlement, a competitor of Alcon’s launched a generic version of TobraDex® ophthalmic suspension on January 1, 2009.  Falcon Pharmaceuticals, our generic pharmaceutical subsidiary, also launched a generic version of TobraDex® suspension on January 2, 2009.  During the three months ended March 31, 2009, sales of TobraDex® ophthalmic suspension and ointment, our branded combination drug for the treatment of infection and inflammation, decreased 39.7% globally, primarily within the United States, over the same period of 2008.  We expect that these generic products will result in a decline of our sales and profits for TobraDex®.

Despite contraction in the U.S. allergy market, global sales of our leading allergy products, Patanol® and Pataday™ ophthalmic solutions, grew 9.4% in the three months ended March 31, 2009.  All of the increase in sales reflected growth outside the United States; however, we continued to expand market share in the contracting U.S. market.

Sales of otic/nasal products increased 14.2% in the three months ended March 31, 2009 over the same period of 2008, despite contraction in the market for otic products.  This increase was attributable to sales of the Company’s new nasal allergy product, Patanase® nasal spray.  The initial distribution and U.S. launch of Patanase® began subsequent to its Food and Drug Administration approval in April 2008.  Sales of CIPRODEX® otic suspension were positively influenced by market share gains, which partially offset a decrease in U.S. otic segment volume during 2009.  (CIPRODEX® is a registered trademark of Bayer AG, licensed to Alcon by Bayer HealthCare AG.)

The change in the other pharmaceuticals/rebates line for the period ended March 31, 2009, compared to 2008, reflects growth in rebates under U.S. government programs attributable to increasing utilization rates and higher discounts required to maintain formulary status.  It also reflects a shift in product mix towards higher discounted products in our commercial and Medicare Part D programs.  There also were increased provisions for coupon discounts on direct-to-consumer advertising.

Surgical

Global sales of our surgical products declined 3.5% to $673.7 million in the three months ended March 31, 2009, compared to 2008.  The effect of unfavorable exchange rates decreased global sales of our surgical products 8.7%.  Excluding the effect of foreign exchange fluctuations, our sales of surgical products would have increased 5.2%.  Higher sales of intraocular lenses, as well as cataract and vitreoretinal products (which include surgical equipment, devices and disposable products), accounted for the constant currency growth.

Sales of intraocular lenses decreased 4.8% in the three months ended March 31, 2009 over the same period in 2008.  Excluding the effect of foreign exchange fluctuations, intraocular lens sales increased 4.4%.  Although we continued to see some pressure on cataract procedure and advanced technology intraocular lens segment  growth  due to global economic conditions, global sales of our advanced technology products, such as the AcrySof® ReSTOR® multifocal intraocular lens that corrects presbyopia and the AcrySof® Toric intraocular lens that corrects pre-existing astigmatism, grew 9.7%, excluding the 8.9% negative effect of foreign exchange fluctuations that held the reported sales increase to 0.8% in the three months ended March 31, 2009, compared to 2008.

Sales of other surgical products were adversely impacted by exchange rates but grew faster on a constant currency basis in the international markets due to growth of phaco surgery in emerging markets, increased acceptance of advanced technology products and the introduction of products in additional markets.  The growth came from solid constant currency sales growth across all major product categories within the cataract and vitreoretinal segments.

Refractive sales declined 19.5% to $25.2 million for the three months ended March 31, 2009.  Refractive sales for 2009 decreased as a result of a decline in procedures attributable primarily to economic conditions in the United States.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care solutions, artificial tears and other general eye care products, decreased 7.9% to $193.5 million in the three months ended March 31, 2009, compared to $210.1 million in the three months ended March 31, 2008.  The effect of unfavorable exchange rates decreased global sales of our consumer eye care products 8.0%.  Excluding the effect of foreign exchange fluctuations, our sales of consumer eye care products would have increased 0.1%.

Sales of our contact lens disinfectants declined 7.2% in the three months ended March 31, 2009 compared to the same period in 2008, with the majority of the decline experienced in the United States due to inventory reductions at major retailers during the current period and a decline in the market for branded multi-purpose solutions.

Sales of our artificial tears products decreased 1.2% over the same period in 2008.  The decrease is attributable to foreign exchange fluctuations.  Constant currency sales of our artificial tears products, Systane® and Systane® Ultra lubricant eye drops, improved in both the United States and International business segments.  A portion of the improvement is due to the launch of Systane® Ultra in the United States in July 2008.

Gross Profit

Gross profit increased slightly to $1,138.6 million in the three months ended March 31, 2009 from $1,138.1 million in 2008.  Gross profit increased as a percent of sales to 76.2% in the three months ended March 31, 2009 from 74.1% in 2008.  Gross profit margin improved as a result of the temporary effect of differences in foreign currency exchange rates between the first quarters of 2009 and 2008.  Favorable product sales mix variations and manufacturing efficiencies also contributed to the improvement.  In addition, the first three months of 2008 included costs associated with the WaveLight AG integration that were not incurred in the first three months of 2009.

Operating Expenses

Selling, general and administrative expenses decreased 2.5% to $472.1 million in the three months ended March 31, 2009 from $484.2 million in 2008.  Selling, general and administrative expenses increased slightly as a percentage of sales to 31.6% from 31.5% in 2008.  In 2009, we experienced the costs of sales force additions in selected Asian and European countries, as well as lapping costs of prior year sales force additions in the United States, Japan and emerging markets to support new product launches and/or increased direct selling share-of-voice competitiveness, bad debts provisions and the in-period costs of the reduction in other workforce.  These costs were offset by the favorable effects of foreign currency fluctuations, lower share-based payments expense and reductions in spending programs.

Research and development expenses increased 1.0% to $146.3 million (or 9.8% of sales) in the three months ended March 31, 2009 from $144.9 million (or 9.4% of sales) in 2008.  The increase in research and development expenses represented a continued investment across pharmaceutical, surgical and consumer eye care product lines.  In-period costs for reductions in workforce were mostly offset by decreases in share-based payments expense.  The relatively modest increase in research and development expenses was also affected by project timing.

Amortization of intangibles decreased to $6.6 million in the three months ended March 31, 2009, from $8.9 million in 2008.  Certain paid-up licenses became fully amortized in 2008, reducing amortization expense.

Operating Income

Operating income increased 2.7% to $513.6 million in the three months ended March 31, 2009 from $500.1 million in 2008.  This improvement in 2009 reflected the decrease in operating expenses discussed above.  Share-based compensation expense decreased operating income by $23.0 million and $34.0 million in the three months ended March 31, 2009 and 2008, respectively.  Because some awards were expensed on their grant date in February 2009, share-based compensation in the three months ended March 31, 2009 represents approximately 30% of the expected share-based compensation expense to be recognized in the full year 2009.

Alcon United States business segment operating income decreased 3.7% to $352.8 million, or 53.6% of sales, in the three months ended March 31, 2009 from $366.5 million, or 54.5% of sales, in 2008.  Operating income as a percent of sales declined in 2009 as a result of lower sales volume, primarily from generic competition to TobraDex®, and product mix.

Alcon International business segment operating income increased 8.8% to $379.0 million, or 45.4% of sales, in the three months ended March 31, 2009 from $348.3 million, or 40.3% of sales in 2008.  In 2009, the operating income margin improved as result of the temporary effect of differences in foreign currency exchange rates between the first quarters of 2009 and 2008, favorable product sales mix on gross margin as a percent of sales and improved operating expense ratio leverage.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation.

Interest and Other Income (Expenses)

Interest income decreased 56.8% to $11.1 million in the three months ended March 31, 2009 from $25.7 million in 2008, primarily as a result of lower short term interest rates, partially offset by higher balances of cash and cash equivalents in 2009.  Interest expense decreased 69.5% to $5.3 million in the three months ended March 31, 2009 from $17.4 million in 2008, resulting from lower borrowings and decreased interest rates.

Other, net, included gains (losses) on investments for the three months ended March 31, 2009 and 2008 as follows:

	Three months ended March 31,
	2009	2008
	(in millions)
Realized losses on sale of investments	$(36.0)	$(0.6)
Unrealized gains (losses) on investments classified as trading securities	40.1	(10.6)
Other	(0.2)	0.4

Total	$3.9	$(10.8)

Alcon and its subsidiaries invest cash generated from operations to fund ongoing operating expenses, research and development and long term corporate liabilities.  The majority of the funds needed to accommodate expenses and liabilities are invested in cash and cash equivalents, the income from which is recorded in interest income.  The Company's long term liabilities are evaluated with the help of outside consultants and are offset by a portfolio of investments with similar durations and appropriate hurdle rates.

Despite the significant weighting to cash, the Company had material exposure during the first quarters of 2009 and 2008 to the following investment markets: fixed income securities, hedge funds, senior secured bank loans funds, equities and real estate investment trusts.  The Company sold its investments in real estate investment trusts, fixed income securities and a portion of the senior secured bank loans funds portfolio in the first quarter of 2009.  The realized losses on sale of investments in the three months ended March 31, 2009 reflect the sale of these instruments, for which the majority of the losses were recognized as unrealized losses on trading securities during fiscal year 2008.  The Company also has requested redemption of its investments in hedge funds and expects to receive the majority of those proceeds throughout 2009.

Income Tax Expense

Income tax expense decreased to $61.6 million in the three months ended March 31, 2009 from $74.1 million in the same period of 2008.  The effective tax rate was 12.0% in the three months ended March 31, 2009, compared to 14.7% in the three months ended March 31, 2008.

The lower effective tax rate for the three months ended March 31, 2009 reflected differences in product and geographic earnings mix, including a larger share of research and development funding from the United States, greater net benefits associated with the expansion of the Company’s global administration operations in Switzerland and the passage of the research and experimentation credit in the fourth quarter of 2008.

Net Earnings

Net earnings increased 5.3% to $452.0 million in the three months ended March 31, 2009 from $429.4 million in 2008.  This increase resulted from 2009 reductions in operating expenses and income taxes.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At March 31, 2009, the Company reported cash and cash equivalents of $3,090.7 million, short term borrowings and total debt of $1,188.3 million and consolidated shareholders' equity of $5,106.1 million.  As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland and Bermuda, while the Company's debt is borrowed in subsidiary operating companies located elsewhere.

A portion of the Company's assets was held and invested through an irrevocable Rabbi trust in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company.  At March 31, 2009, the accompanying condensed consolidated balance sheet included net assets of the trust (cash and cash equivalents of $34.8 million, short term investments of $220.2 million and long term investments of $18.9 million) that were restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust.

In order to receive an expedited return of assets held by Lehman Brothers International (Europe) London (in administration) as discussed in note 3 to the condensed consolidated financial statements, Alcon has agreed to return any assets which the Joint Administrators determine should not have been disbursed in settlement.  The amount of funds to be returned, if any, would result from the determination by the Joint Administrators that the rights of another claimant in the proceeding have precedence over the Company's claim.

Contingencies

As further discussed in note 14 to the condensed consolidated financial statements, the Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement.  The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company’s consolidated financial position or results of operations.  Litigation contingencies are subject to change based on settlements and court decisions.

Cash Flows

During the three months ended March 31, 2009, the Company generated operating cash flow of $411.7 million, compared to $398.1 million in 2008.  The increase primarily reflected the Company's net earnings improvement in 2009, less some reduction for increased working capital.

Investing Activities

Net cash provided by investing activities in the three months ended March 31, 2009 was $120.7 million, compared to $68.6 million used in investing activities in 2008.  Sales and maturities of investments provided cash from investing activities to a greater extent in 2009 than in 2008, as certain adjustments were made in the investment portfolio.  Capital expenditures in 2009 were comparable to 2008.  Our capital expenditures were made principally to expand and upgrade our manufacturing and research and development facilities and other infrastructure.

In 2009, we broke ground to build a facility in Singapore that will manufacture pharmaceuticals to be distributed throughout most of Asia.  We plan for the 250,000 square foot facility to be fully functional in 2012.

Financing Activities

During the three months ended March 31, 2009, we increased our short term borrowings by $72.4 million.  Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below.

In February 2009, approximately 1.2 million employee share-settled stock appreciation rights and over 150,000 employee stock options became exercisable.  The exercise price of $122.90 per share applicable to these instruments was greater than the market price on that date and through the date of this report.  During 2009, approximately 92,570 stock options were exercised, providing proceeds of $4.8 million to the Company.

We intend to issue new common shares from conditional capital for the exercise of stock options held by employees that were granted in 2002 and 2003, as well as for share-based awards granted after December 31, 2007.

Since 2002, the Company's board of directors has authorized the purchase on the open market of up to 27 million Alcon common shares to, among other things, satisfy the exercise of equity awards granted to employees that are scheduled to become exercisable in 2007 through 2012.  To the extent such share purchases are not required for employee awards, the board may present the shares for approval of cancellation at future shareholders' meetings.  Through March 31, 2009, we cumulatively have purchased approximately 25.4 million Alcon common shares (including approximately 50,000 shares in 2009) for $2,703.6 million (including $4.1 million in 2009).

In December 2008, as a result of the agreement between Nestlé S.A. and Novartis AG discussed in note 13 to the condensed consolidated financial statements, the Company discontinued the purchase of Alcon common shares in the open market under all share repurchase programs.  However, the Company continues to acquire shares withheld from employees' exercises of share-based awards to cover their taxes.

On May 5, 2009, Alcon's shareholders will consider a proposal by our board of directors to cancel 1,043,400 Alcon common shares that were purchased as treasury shares and to reduce Alcon's share capital by a corresponding amount.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders.  Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders.  On February 10, 2009, Alcon's board of directors voted to propose to shareholders the payment of a dividend of CHF 3.95 per common share, or approximately $3.47 per common share at the exchange rate in effect on March 31, 2009, totaling an estimated $1,060.5 million depending on exchange rates.  If the proposed dividend is approved by the shareholders at their annual general meeting on May 5, 2009, we expect that it will be paid on or about May 28, 2009.

Capital Resources

We expect to meet our current working capital and liquidity needs, including the approximately $1,060.5  million anticipated dividend payment subject to shareholder approval, primarily through cash and cash equivalents, the liquidation of short term investments, and, to the extent necessary, short term borrowings.  We expect to meet future liquidity requirements through operating cash flows and through issuances of commercial paper under the facility described below or other debt, the combination of which we believe would be sufficient, even if our sales were adversely affected as compared to expectations.

Credit and Commercial Paper Facilities

As of March 31, 2009, the Company had credit and commercial paper facilities totaling approximately $2.9 billion available worldwide, including a $2.0 billion commercial paper facility.  As of March 31, 2009, $701.2 million of the commercial paper was outstanding at an average interest rate of 0.4% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances.  In addition, we pay Nestlé a fee for serving as a guarantor on a bank loan for Japanese yen 5.0 billion ($50.8 million) maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan.  Nestlé's guarantees permit us to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained.  We believe that any fees paid by us to Nestlé for its guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's-length transaction.  The loan contains a provision that may accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

The Company also had available commitments of $289.2 million under unsecured revolving credit facilities with Nestlé and its affiliates; at March 31, 2009, $93.6 million was outstanding under these credit facilities.  Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $628.0 million under which there was an aggregate outstanding balance of $337.1 million at March 31, 2009.  Most of the credit facilities with Nestlé and third parties have terms for less than one year and accrue interest at a rate consistent with local borrowing rates.  In aggregate, these facilities had a weighted average interest rate of 3.3% at March 31, 2009.

Valuation of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements."  SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Company has hired investment managers to invest funds in liquid, short term high-quality fixed income investments or equity securities.  The portfolios are held at a global custodian and priced using broker/dealer quotes in active markets.  The pricing on these securities has not been adjusted by the Company.  We have reviewed our global custodian's pricing source hierarchy, which details the preferred pricing source for each asset class.

Additionally, our global custodian utilizes a combination of indicative bid and ask/offer quotes to price these securities.  Due to the nature of the pricing sources, the Company has classified these investments as either Level 1 or Level 2.

As indicated in note 5 to the condensed consolidated financial statements, financial assets presented at fair value and categorized as Level 3 were corporate investments held in funds professionally managed by investment advisors.  These Level 3 financial assets were marked to net asset values furnished in statements received from fund custodians, who reflect valuations conducted according to their respective fund pricing policies and asset types.  The Company evaluated these pricing policies utilized by the investment advisors and validated certain fair value measurements.

The financial assets presented at fair value and categorized as Level 3 were generally consistent at March 31, 2009, as compared with December 31, 2008.  There were no financial liabilities categorized as Level 3 at the reporting dates.  The table presented below summarized the Company's Level 3 assets at March 31, 2009 and December 31, 2008:

	March 31,	December 31,
	2009	2008
	(in millions)

Level 3 assets	$108.1	$260.8
Less: Level 3 derivative liabilities	--	--

Level 3 assets (net of derivative liabilities)	$108.1	260.8

Total assets	8,015.3	7,551.1

Total assets measured at fair value	$422.8	$599.6
Less: derivative liabilities measured at fair value	(9.0)	(4.7)

Assets measured at fair value (net of derivative liabilities)	$413.8	$594.9

Level 3 assets as a percent of total assets	1%	3%
Level 3 assets as a percent of total assets measured at
fair value	26%	43%
Level 3 assets (net of derivative liabilities) as a percent of assets
measured at fair value (net of derivative liabilities)	26%	44%

For a further discussion regarding the measurement of financial instruments, see note 5 to the condensed consolidated financial statements.

Market Risks

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks.  At March 31, 2009, the majority of our borrowings were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall.  We have partly mitigated this risk by investing the majority of our cash and cash equivalents and certain short term investments in floating rate investments.  We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers.  We believe that these credit risks are well diversified, and our internal staff actively manages these risks.  Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies.  It is not unusual for our five largest customers in the United States to represent in the aggregate approximately 18% of the outstanding balance of our gross accounts receivable.  No single customer accounted for more than 10% of the Company’s consolidated sales in the three months ended March 31, 2009.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers.  In general, these loans and other transactions range in duration from one to five years and in principal amount range from $15,000 to $500,000.  We conduct credit analyses of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment.  Over the last 22 years, we have offered financing programs for surgical equipment and losses have not been material to our operations.  In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk.  This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position.  We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.  We use foreign currency derivative financial instruments as risk management tools.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates.  Foreign currency forward contracts are primarily used to hedge intercompany purchases and sales.  The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these derivative contracts substantially offset losses and gains on the assets and liabilities being hedged.  A number of these contracts are executed through Nestlé to take advantage of its expertise and economies of scale.

New Accounting Standards

In December 2008, the FASB issued FASB Staff Position ("FSP") No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets."  This FSP amends SFAS No. 132(R) to require more detailed annual disclosure about employers' plan assets, including an understanding of how investment allocation decisions are made, the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets.  This FSP is effective for fiscal years ending after December 15, 2009.  The Company continues to review this FSP and has not yet determined the impact, if any, of its adoption on the Company’s financial statements.

In April 2009, the FASB issued FSP FAS 157-4, "Determining Fair Value When the Volume of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly."  This FSP provides guidance for both estimating fair value in accordance with SFAS No. 157 when the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate a transaction is not orderly.  If there has been a significant decrease in the volume and level of activity for an asset or liability, transactions or quoted prices may not be determinative of fair value and would require further analysis or adjustment in a fair value assessment.  Similarly, if a transaction is determined to be not orderly, significant adjustment to transaction prices may be necessary in order to estimate fair value using those prices.  This FSP is effective for periods ending after June 15, 2009.  The Company has begun to review this FSP and has not yet determined the impact, if any, of its adoption on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments."  This FSP provides guidance on assessing other-than-temporary investments on debt securities.  The existing requirement under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” states that, if debt securities are impaired, management must assess its intent and ability to hold the security until recovery in its impairment analysis.  This FSP states that, in its impairment analysis, management must assess whether it does not have the intent to sell the security before maturity and it is more likely than not that it will not have to sell the security before recovery of its cost basis.  This FSP is effective for periods ending after June 15, 2009.  The Company has begun to review this FSP and has not yet determined the impact, if any, of its adoption on the Company’s consolidated financial statements.

ITEM 3.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position.  We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency monetary assets and liabilities resulting from changes in exchange rates.  Foreign currency forward contracts are used primarily to hedge intercompany receivables and payables.  The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on the derivative contracts substantially offset losses and gains on the underlying assets and liabilities being hedged.

The fair value of foreign currency forward contracts is subject to changes in currency exchange rates.  Because we target hedging less than 100% of currency risk, we believe that any gains or losses to foreign currency forward contracts resulting from exchange rate fluctuations would primarily offset gains or losses on the underlying foreign currency assets or liabilities.  Regarding foreign currency forward contracts, an instantaneous 10% decline in foreign exchange rates at March 31, 2009 would have decreased our earnings before income taxes by approximately $33.2 million.

For foreign currency markets, a strengthening U.S. dollar may make our products more expensive to purchase and therefore adversely affect our ability to contract for product sales in U.S. dollars.  At March 31, 2009, our financial instruments were as follows:

$247.7 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany receivables and loans (denominated in various currencies) held by a Swiss subsidiary.

$113.9 million equivalent notional amount of forward currency swap agreements intended to offset exposure resulting from intercompany loans denominated in Japanese yen in our Belgian and Italian subsidiaries.

$4.2 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany payables (denominated in U.S. dollars) held by our Korean subsidiary.

$80.2 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany loans (denominated in euros and British pounds sterling) held by Alcon.

Interest Rate Risks

Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks that could impact our results of operations and financial position.  At March 31, 2009, the majority of our borrowings were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall.  We have partly mitigated this risk by investing our cash, cash equivalents and short term investments in floating rate investments.  We evaluate the use of interest rate swaps and periodically use such agreements to manage interest rate risk on selected debt instruments.

In January 2001, we entered into a 10-year interest rate swap with a notional amount of 5 billion Japanese yen, effectively converting our 5 billion Japanese yen fixed interest rate (1.6%) obligation to a floating rate LIBOR (0.7% at March 31, 2009) instrument.  At March 31, 2009, the fair value of the interest rate swap was $0.9 million, based on market data including the relevant interest rate.  The equivalent notional principal amount at March 31, 2009 was $50.8 million.

At March 31, 2009, our interest rate sensitivity was largely dependent on the following balance sheet components:

Interest Rate Sensitivity
	Fair Value/
Variable Rate Instruments	Notional Amount
	(in millions)
Assets:
Cash and Cash Equivalents - Variable Rate	$3,090.7

Liabilities:
Short Term Debt - Variable Rate	1,131.9
Interest Rate Swaps - Variable Rate	50.8

	100 Basis	100 Basis
	Points Decrease	Points Increase
Annual Pretax Earnings Effect on Above Variable Rate Instruments of	in Rates	in Rates
	(in millions)
Assets	$(30.9)	$30.9
Debt	11.3	(11.3)
Swaps	0.5	(0.5)

Total	$(19.1)	$19.1

Additionally, the Company holds fixed income portfolios with various strategies, all of which are actively managed within specific risk parameters.  The market value of the Company's fixed income portfolios classified as available-for-sale investments was approximately $151.7 million at March 31, 2009; of which $89.8 million were a senior secured bank loans fund and $61.9 million were mortgage-backed securities.  The market value of the Company's fixed income portfolios classified as trading securities was approximately $147.3 million at March 31, 2009, of which $113.8 million were global fixed income and $33.5 million were a senior secured bank loans fund.  The senior secured bank loans funds are professionally managed funds investing in loans made by banks to large corporate borrowers whose assets are pledged as collateral.

Equity and Other Market Risk

Management reevaluated the Company's overall investment portfolio strategy and mix of investments in light of market conditions late in 2008.   In December 2008, the board of directors authorized the Company to liquidate holdings in hedge funds and real estate investment trusts in an effort to reduce investment portfolio volatility.  In January 2009, the Company sold its investment in real estate investment trusts. The Company has filed redemption requests with the managers of the hedge funds and expects to receive the majority of the proceeds of these redemptions throughout 2009.  Proceeds from these liquidations in 2009 are being reinvested primarily in cash, cash equivalents and investment-grade fixed income investments.

We purchase equity securities and other investments as part of our overall investment strategy for corporate liquidities.  The Company's equity investments are professionally managed by firms with long term performance records.  Investment managers are required to operate within guidelines established by the Company, and asset allocation and performance are monitored regularly.  At March 31, 2009, the fair value of the Company's equity securities, hedge funds and other investments were $18.9 million, $100.4 million and $1.6 million, respectively.  The equity securities and other investments are classified as available-for-sale, while the hedge funds are classified as trading securities.

The values of these investments are subject to market price volatility.  The following table shows the potential impact to the fair value of this portion of the investment portfolio assuming a hypothetical change in value of each security of a decline and an increase of 10%.

	Value of Securities		Value of Securities
	Given Hypothetical		Given Hypothetical
	10% Decline in Price	Fair Value as of	10% Increase in Price
	of All Securities	March 31, 2009	of All Securities
		(in millions)
Equities	$17.0	$18.9	$20.8
Hedge Funds	90.4	100.4	110.4
Other investments	1.4	1.6	1.8

Total	$108.8	$120.9	$133.0

While actual market prices for individual securities of this type can be volatile, this sensitivity assumes that all securities in the portfolio exhibit the same volatility concurrently.  Security market prices change in a more complex fashion than presented.

ITEM 4.                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases made during the three-month period ended March 31, 2009 by or on behalf of Alcon or any "affiliated purchaser" of Alcon common shares that are registered pursuant to Section 12 of the Exchange Act.

PURCHASES OF EQUITY SECURITIES

			Total Number of
			Shares Purchased	Maximum Number
	Total Number		as Part of Publicly	of Shares That May
	of Shares	Average	Announced Plans	Yet Be Purchased
	Purchased	Price Paid	or Programs	under the Plans
Period	(a)(b)(c)	per Share	(a)(b)(c)	or Programs (d) (e)

January 1 to 31, 2009	448	$89.07	448	1,838,403
February 1 to 28, 2009	48,873	81.97	48,873	1,789,530
March 1 to 31, 2009	173	82.44	173	1,789,357

Total	49,494	82.04	49,494	N/A

(a)	Based on settlements occurring within the month.

(b)	Shares purchased include shares withheld to cover employee taxes under provisions of employee share-based compensation plans.

(c)
In addition to the purchases disclosed in this table, during 2009 the Company also acquired 1,227 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(d)
On September 7, 2007, Alcon's board of directors authorized the purchase in the market of up to an additional 2,000,000 Alcon common shares.  The Company plans to use the acquired shares to cover expected future exercises of employee share-based awards.  From time to time, the Company may purchase shares in the open market.

(e)
In December 2008, as a result of the agreement between Nestlé and Novartis discussed in note 13 to the condensed consolidated financial statements, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs.  However, the Company has continued to acquire shares withheld from employees' exercises of share-based awards to cover their taxes.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business.  These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements.  Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements.  These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; resources devoted to research and development may not yield new products that achieve commercial success; changes caused by regulatory or market forces in the prices we receive for our products; the impact of any future events with material unforeseen impacts, including, but not limited to, war, natural disasters, or acts of terrorism; inability to attract qualified personnel, which could negatively impact our ability to grow our business; difficulty protecting our intellectual property rights; the occurrence of environmental liabilities arising from our operations; a weakening economy could effect demand for our products; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations; and the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries.  You should read this report with the understanding that our actual future results may be materially different from what we currently expect.  We qualify all of our forward-looking statements by these cautionary statements.  Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

TRADEMARKS

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon’s subsidiaries.  Cipro® and Ciprodex® are registered trademarks of Bayer AG, licensed to Alcon by Bayer HealthCare AG.  Moxifloxacin, the primary ingredient in Vigamox®, is licensed to Alcon by Bayer HealthCare AG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date:	April 23, 2009	By	/s/ Joanne Beck
Name: Joanne Beck
Title: General Manager

Date:	April 23, 2009	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact